Advent Software, Inc.

600 Townsend Street,

San Francisco, CA 94103

January 3, 2007

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Stephen Krikorian, Accounting Branch Chief

Christopher White, Staff Accountant

Re:          Advent Software, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005

Form 10-Q for Quarterly Period Ended March 31, 2006

Form 10-Q for the Quarterly Period Ended June 30, 2006

Form 10-Q for the Quarterly Period Ended September 30, 2006

File No. 000-26994

Gentlemen:

This letter is to request additional time to allow Advent Software, Inc. to respond to the Staff’s comment letter dated December 21, 2006.  As the Company is concentrating its time and efforts to prepare its financial statements for the Quarterly and Fiscal Year Periods Ended December 31, 2006, the Company is respectfully requesting that the time period for the response letter be extended to January 12, 2007.

Thank you very much for your courtesy and cooperation in this matter.

Very truly yours,

ADVENT SOFTWARE, INC.

/s/ GRAHAM V. SMITH
Graham V. Smith
Chief Financial Officer